FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: November 6, 2003	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

November 6, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON TO ACQUIRE GOLD DEVELOPMENT PROJECT IN BRAZIL;

 GOLD PRODUCTION IN 2006 TO EXCEED 900,000 OUNCES

Vancouver, British Columbia: November 6, 2003 – Wheaton River Minerals Ltd. (“Wheaton River”) is pleased to announce that it has entered into an agreement to acquire all the outstanding shares of EBX Gold Ltd. (“EBX”), the owner of the Amapari Gold Project located in the Amapa State, Brazil. Amapari contains 1.7 million measured and indicated resource ounces, of which 1.4 million are proven and probable reserve ounces. The property has an additional 1 million ounces in the inferred resource category and extensive exploration potential. The purchase price is comprised of US$25 million in cash, 33 million Wheaton River common shares and 21.5 million Wheaton River Series “B” common share purchase warrants.  Based upon the 30-day average trading price of the common shares and warrants, this represents aggregate consideration of approximately US$105 million.

Ian Telfer, Chairman & CEO said, “Wheaton River has acquired one of the best undeveloped gold assets in the Americas.  The Amapari Gold Project is a very significant asset with tremendous potential to grow.  With an oxide open pit reserve grade of 2.13 g/t and estimated heap leach recoveries in excess of 90%, the project will result in significant low-cost production.  Along with our recently acquired Los Filos project in Mexico, Wheaton River has become not only a very substantial, low-cost gold producer, but also a premier growth company.

With the experienced and well qualified Amapari development team joining Wheaton, we are confident we can bring Amapari into production during 2005, which should increase our projected 2006 production to approximately 900,000 gold equivalent ounces at cash costs of less than US$140 per ounce.  Wheaton currently produces over 500,000 gold equivalent ounces at a cash cost of approximately US$100 per ounce.”

Conference Call Details

There will be a conference call to discuss this acquisition on Thursday, November 6th at 5:00 p.m. Toronto time.  You may participate by dialling 1-800-446-4472, or 416-695-6140 outside of Canada and the United States.

Amapari Gold Project

The Amapari Gold Project consists of an open pittable heap leach oxide deposit and an underground sulphide deposit. Both EBX and previous owner AngloGold have completed positive feasibility studies on the oxide deposit, and EBX has completed a pre-feasibility study on the sulphide deposit.  The project is fully permitted to begin construction immediately, with a formal groundbreaking ceremony scheduled for November 7, 2003.

The oxide portion of the deposit is estimated to contain measured and indicated resources of 16.4 million tonnes grading 1.68 g/t (888,000 ounces) and inferred resources of 4.0 million tonnes grading 2.23 g/t (290,000 ounces).  Within the oxide mineral resource and using a US$325 gold price, EBX has calculated a proven and probable reserve of 9.8 million tonnes grading 2.13 g/t (674,000 ounces).  The feasibility study provides for average annual production of 160,000 ounces at a cash cost of US$136/oz per ounce for 5 years from a heap leach operation.

The sulphide portion of the deposit is estimated to contain an indicated resource of 4.9 million tonnes grading 5.1 g/t (801,000 ounces) and inferred resources of 3.4 million tonnes grading 6.3 g/t (690,000 ounces).  Within the sulphide mineral resource, EBX has calculated an underground proven and probable reserve of 4.9 million tonnes grading 4.51 g/t (718,000 ounces).  The pre-feasibility study provides for average annual production of 135,000 ounces at a cash cost of US$190/oz per ounce from a ramp-access underground operation.

Development

Wheaton River will move quickly to construct the open pit heap leach operation at a cost of US$70 million that includes final property payments of US$15 million due to AngloGold in 2004 and 2005. The company intends to fund this activity from existing cash balances and project debt.

The second $50 million underground phase will be funded with the cash flow from operations.

Exploration

Conversion of inferred resources and identified exploration targets provide the potential to extend the mine life.  Within close proximity to the existing resource are several geophysical and geochemical anomalies similar to the ones hosting the known resources.  In particular, the magnetic anomaly which hosts the approximate 7 km strike length of the proposed mine continues to the southeast for another 7 km.  This ground, which also has strong geochemical anomalies and historic workings, is the primary exploration target for expanding the existing reserves and resources.  Wheaton River plans an aggressive campaign to further expand the resources of the Amapari project.

Closing

The transaction is expected to close on or about December 15, 2003. Completion of the acquisition is subject to, among other things, the finalization and entering into of a definitive agreement of purchase and sale and the receipt of all requisite regulatory approvals and third party consents.

Upon completion of this transaction, the Company will have cash on hand of approximately US$90 million.

Mineral Resources and Reserves

The following table sets forth the mineral resources, including mineral reserves, of the Amapari project as of October 31, 2003.

Measured, Indicated and Inferred Resources(1)(2)(3)

Category	Tonnage (millions)	Gold Grade (g Au/t)	Contained Gold (millions oz.)
Oxide – Measured	5.39	1.66	0.29
Oxide - Indicated	11.05	1.69	0.60
Oxide - Inferred	4.03	2.23	0.29
Sulphide – Indicated	4.90	5.10	0.80
Sulphide - Inferred	3.42	6.30	0.69

1.

The Mineral Resource estimate for the Amapari deposits was prepared by Rodrigo Mello, EBX geologist, and reviewed and audited by Ken Grace, P.Eng., Micon International Limited.  For purposes of National Instrument 43-101, Ken Grace, P.Eng., is the qualified person.  Mineral Resources are classified as measured, indicated, and inferred, and are classified according to the JORC Code, which is in all material respects equivalent to CIM standards.

2.

The Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

3.

The Oxide Resources were based on a cut-off grade of 0.4 g Au/t for saprolite and 0.25 g Au/t for colluvium. The Sulphide Resources were based on a cut-off grade of 3.0 g Au/t.

The following table sets forth the mineral reserves of the Amapari project, as of October 31, 2003.

Proven and Probable Reserves(1)

Category	Tonnage (millions)	Gold Grade (g Au/t)	Contained Gold (millions oz.)
Oxide Open Pit – Proven	3.35	2.15	0.23
Oxide Open Pit – Probable	6.49	2.12	0.44
Sulphide Underground – Probable	4.94	4.51	0.72
Total	14.78	2.93	1.39

1.

The Mineral Reserve estimate for the Amapari deposits was prepared by EBX and reviewed and audited by Ken Grace, P.Eng., Micon International Limited.  For purposes of National Instrument 43-101, Ken Grace, P.Eng., is the qualified person.  Mineral Reserves are classified as proven and probable, and are classified according to the JORC Code, which is in all material respects equivalent to CIM standards.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This news release report uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.